January 4, 2010
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	AssuranceAmerica
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and September 30, 2009
File No. 000-06334
     On behalf of our client, AssuranceAmerica Corporation (“AssuranceAmerica”), we are responding to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated December 23, 2009, with regard to the above-referenced filings. Pursuant to a conversation on December 29, 2009 with Ms. Christine Allen of the Staff, we understand that the Staff will not object to an extension of AssuranceAmerica’s deadline for responding to the Staff’s December 23, 2009 letter until January 22, 2010.
     If you have questions or concerns about the foregoing, please do not hesitate to call me at (404) 881-4788.

Regards,
/s/ David C. Lowance, Jr.
David C. Lowance, Jr.

cc:	Mark Hain, AssuranceAmerica Corporation